Exhibit 99.3

Date: October 22, 2020

To:	STT GDC Pte. Ltd.

1 Temasek Avenue

#33-01 Millenia Tower

Singapore

Attention: Company Secretary (jenkeet_chan@sttelemedia.com)

Copy:	Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Attention: Michael Sturrock, Esq. (Michael.Sturrock@lw.com)

Ladies and gentlemen,

Subject: Participation Notice

We refer to the Investor Rights Agreement dated as of June 26, 2020, as amended by letter agreement dated as of August 4, 2020, between GDS Holdings Limited and STT GDC Pte. Ltd. (the “Investor Rights Agreement”). Unless defined herein, capitalized terms used in this Participation Notice shall have the same meaning as in the Investor Rights Agreement.

The Company intends to undertake an allotment and issuance of New Securities as set forth below. The Company is therefore delivering to the Investor this Participation Notice pursuant to Section 4.2 of the Investor Rights Agreement.

The Company has made an application to The Stock Exchange of Hong Kong Limited (“HKEx”) for a secondary listing of its Class A ordinary shares (the “Listing”). In conjunction with the Listing, the Company is undertaking a global offering (the “Global Offering”) of its Class A ordinary shares (the “Initial Offer Shares”), including an over-allotment option (the “Over-allotment Option”) to be granted to the International Underwriters to require the Company to issue and allot an additional number of Class A ordinary shares, representing not more than 15% of the number of Initial Offer Shares (together with the Initial Offer Shares, the “Offer Shares”). The Global Offering comprises (a) an international offering to professional and institutional investors (the “International Offering”) and (b) a public offering in Hong Kong (the “Hong Kong Public Offering”).

Type of New Securities:	Class A ordinary shares

Amount of New Securities:	160,000,000 Class A ordinary shares (comprising 152,000,000 Offer Shares initially available under the International Offering (the “International Offer Shares”) and 8,000,000 Offer Shares initially available under the Hong Kong Public Offering), subject to the Over-allotment Option

Pricing Mechanism:

The pricing mechanism of the Offer Shares sold in the Global Offering is disclosed in the Company’s preliminary prospectus supplement filed with the U.S. Securities and Exchange Commission to the base prospectus contained in the Company’s registration statement on Form F-3 (the “ProSupp”), with the final price per International Offer Share (the “International Offer Price”) to be determined on or around October 27, 2020.

As required by applicable laws and regulations in Hong Kong, all investors subscribing for International Offer Shares, including the Investor, are required to pay brokerage of 1.0%, SFC transaction levy of 0.0027% and HKEx trading fee of 0.005% on the aggregate International Offer Price.

General Terms:

The general terms upon which the Company proposes to issue the New Securities are set out in the ProSupp. In addition, as a condition to the HKEx’s consent to permit the Investor to exercise its pre-emptive rights under the Investor Rights Agreement, the Investor’s exercise of such rights shall not result in its percentage interest held in the Company immediately following the Global Offering to increase above its percentage interest held in the Company immediately prior to the Global Offering (the “Investor Shareholding Percentage Interest”). In the event that you exercise your pre-emptive rights pursuant to the Investor Rights Agreement prior to the determination of the International Offer Price, you agree that any shares you purchase shall be in the International Offering pursuant to the information contained in the ProSupp and additional pricing information confirmed to you by the underwriters at the time of pricing.

In the event that you elect to exercise your pre-emptive rights under the Investor Rights Agreement, you agree that settlement shall be in the following manner:

(i) to the extent that the number of Offer Shares to be subscribed for by you exceeds the number of shares that may be issued under the Over-allotment Option, the excess shall be settled by the issue of New Securities by the Company to you on the date of Listing; and

(ii)  the remaining Offer Shares subscribed by you up to the number of shares to be issued under the Over-allotment Option shall be settled through J.P. Morgan Securities (Asia Pacific) Limited (“JPM”) (acting as settlement agent of the Global Offering) in accordance with the deferred settlement agreement to be entered into between you and JPM.

Notwithstanding the above, you shall pay for all the Offer Shares so subscribed by you on the date of Listing.

You also agree that the Company shall not be obliged to send you a Participation Notice pursuant to the Investor Rights Agreement in the event the Over-allotment Option is exercised and that you will forgo your pre-emptive rights pursuant to the Investor Rights Agreement in respect of any issuance pursuant to an exercise of the Over-allotment Option.

Investor’s Pro Rata Share:	In the event the Investor Ownership Percentage exceeds the Investor Shareholding Percentage Interest, the Investor’s Pro Rata Share shall be such number of Offer Shares as will not result in the Investor’s percentage interest held in the Company immediately following the Global Offering to increase above its percentage interest held in the Company immediately prior to the Global Offering. The number of Offer Shares purchased by the Investor shall be rounded down to the nearest board lot.

The Company notes that pursuant to Section 4.3 of the Investor Rights Agreement, the Investor has five (5) Business Days from the date of receipt of this Participation Notice to irrevocably elect in writing to purchase up to the Investor’s Pro Rata Share of such New Securities (as set forth above) for the International Offer Price, price range or pricing mechanism, and upon the terms and conditions specified in this Participation Notice, by giving a written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the Investor’s Pro Rata Share).

[Signature page follows]

Yours faithfully, GDS HOLDINGS LIMITED

/s/ William Wei Huang
Name:	William Wei Huang
Title:	Chairman and CEO

INVESTOR PARTICIPATION NOTICE

We refer to the Participation Notice dated October 22, 2020. Pursuant to the Investor Rights Agreement, we hereby irrevocably elect to purchase 40,244,800 International Offer Shares in the Global Offering on the terms and conditions specified in the Participation Notice (including the deferred settlement arrangement), provided that the number of International Offer Shares purchased by us shall not exceed our percentage interest held in the Company immediately prior to the Global Offering, and subject to rounding down to the nearest board lot.

Our purchase of the International Offer Shares shall be made at the International Offer Price of HK$80.88 per International Offer Share (plus brokerage of 1.0%, SFC transaction levy of 0.0027% and HKEx trading fee of 0.005%), and upon the terms and conditions specified in the Participation Notice. We hereby confirm that we will not participate in the Hong Kong Public Offering.

Yours faithfully, STT GDC PTE. LTD.

/s/ Bruno Lopez
Name:	BRUNO LOPEZ
Title:	Director

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